As filed with the Securities and Exchange Commission on May 10, 2011

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The Malaysia Fund, Inc.

(Name of Subject Company [Issuer])

The Malaysia Fund, Inc.

(Name of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

560905101

(CUSIP Number of Class of Securities)

522 Fifth Avenue
New York, New York 10036

(Address of Principal Executive Office)

Telephone Number, Including Area Code: (212) 296-6970

Stefanie V. Chang Yu, Esq.
522 Fifth Avenue
New York, New York 10036

(Name and Address of Agent for Service)

Copy to:

Carl Frischling, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036	Stuart M. Strauss, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Calculation of Filing Fee

Transaction Valuation*	Amount Of Filing Fee*
Not Applicable	Not Applicable

*                 No filing fee is required because this filing includes only preliminary communications made before the commencement of a tender offer.

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

The Malaysia Fund, Inc. Announces

Tender Offer

(For Immediate Release)

NEW YORK, May 9, 2011—The Board of Directors of The Malaysia Fund, Inc. (NYSE: MAY) (the “Fund”) approved a tender offer to acquire in exchange for cash up to 15 percent of the Fund’s outstanding shares at a price equal to 98.5 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires (the “Tender Offer”).

The Tender Offer will be made on the terms and subject to the conditions set forth in the Offer Notice and related Letter of Transmittal in connection with commencement of the Tender Offer on or about May 11, 2011 and termination of the Tender Offer on or about June 9, 2011, unless extended.  In connection with the Tender Offer, the Fund has temporarily suspended any purchases of shares in the open market pursuant to its share repurchase program until on or about 10 business days after the termination of the Tender Offer, as required by the Securities Exchange Act of 1934, as amended.  The Fund has also temporarily suspended its amended discount management program through July 10, 2011.  The next 12-week measurement period under the amended discount management program will commence on July 11, 2011.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund.  The Tender Offer will be made only by an Offer Notice, a related Letter of Transmittal and other documents, which will be filed with the Securities and Exchange Commission.  Shareholders of the Fund should read the Offer Notice, tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the Tender Offer.  These and other filed documents will be available to investors for free both at the website of the Securities and Exchange Commission and from the Fund.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 640 investment professionals around the world and approximately 284 billion in assets under management or supervision as of March 31, 2011.  MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,300 offices in 42 countries.  For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.